EXHIBIT 99.1

SafeStop™ and Zonar Announce Strategic Partnership to Integrate School Bus Tracking and Fleet Management Solutions

Building Users and Momentum in Industry Leading Bus Tracking App

SEATTLE, Oct. 12, 2017 (GLOBE NEWSWIRE) -- SafeStop™, the industry-leading school bus tracking and communications app, which lets parents know where the vehicle is and when it is coming and Zonar the leader in smart fleet management technology, announced today a strategic partnership to further expand their collective reach in school bus tracking and analytics.

Zonar, the industry’s leading provider of GPS services is integrating the SafeStop school bus tracking app into its fleet management offerings for pupil transportation.

The SafeStop app, created in 2013, provides real-time updates on school bus location, alerts from the transportation department, plus parent communication and feedback tools. SafeStop also supplies school transportation officials with data and analytics to identify underused school bus stops and monitor on-time performance by comparing planned route information to the GPS data collected on each vehicle.

Zonar’s fleet management solutions cover such areas as school bus inspections, engine diagnostics, student visibility, and GPS.

“The integration of SafeStop continues Zonar’s commitment to safely transporting kids back and forth from school and improving communication between parents and school officials,” said Vanessa Haughton, Chief Marketing Officer at Zonar. “With SafeStop, school and district administrators can deliver vital bus information to the palm of a parent’s hand and dramatically reduce the number of phone calls they receive, allowing them to focus on improving overall safety and performance inside the SafeStop Analytics platform.”

“We have had nice growth within the school transportation industry the last few school years and we are continuing on that trajectory with this announcement and many others in the queue,” added Patrick Gallagher, Director of Sales for SafeStop. “We also recently announced our new contract with The Scion Group and are now growing in over 15 colleges and universities residential complexes. The app is now a fundamental offering in many school transportation and technology contracts and we continue to attract customers and partners inside and outside the school transportation industry where customers expect accurate and transparent information on demand. By working together with Zonar’s already large customer and user base using their smart fleet management solutions and GPS tools, we are able to meet parent demands for access to real-time information from their children’s bus and provide school officials’ with data  to help them make more informed decisions. Schools are interested in the cost efficiencies we bring them with real time data.”

SafeStop is a division of Student Transportation Inc. Managed Services Group (TSX:STB) (NASDAQ:STB). The app is available for download at the Apple App Store or Google Play. For more information, go to zonarsystems.com/safestop.

About SafeStop
SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013 by a transportation solutions provider with vast experience in the industry, SafeStop app provides a secure registration process, real-time map feature, estimated times of arrival, student scanning, SafeStop Analytics and an alerts and messaging center for its users in addition to world-class customer support. The app brings timely, accurate and valuable information to parents and school officials across North America. For more information, visit www.SafeStopApp.com.

About Zonar
Founded in 2001, Zonar has pioneered smart fleet management solutions throughout vocational, pupil, mass transit and commercial trucking industries. Zonar helps fleets of all sizes maximize the use of their assets with solutions dedicated to improving compliance, efficiency, maintenance, ridership visibility, safety and tracking. Cloud-based services with open API's drive Zonar's smart fleet solutions by making it easy for fleet owners and managers to stay connected to their fleets and drivers and operators to dispatch. Headquartered in Seattle and majority-owned by technology company Continental, Zonar also has a Technology Development Center in downtown Seattle, a regional office in Cincinnati, and a distribution center outside of Atlanta. For more information about Zonar, go to www.zonarsystems.com.

For more information:
Patrick Gallagher
Director of Sales
800.843.8936
pgallagher@safestopapp.com